SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 6)




                          LYNCH INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    551146103
                                 (CUSIP Number)

                                   John Fikre
                          Lynch Interactive Corporation
                             401 Theodore Fremd Ave.
                               Rye, New York 10580
                                 (914) 921-8821
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 17, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 551146103                                                          13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mario J. Gabelli
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
                                                                          (b)
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2 (d) OR 2 (e)
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     494,285 (ITEM 5)
                                      :----------------------------------------
            BENEFICIALLY              : 8   SHARED VOTING POWER
                                      :
               OWNED                  :     NONE
                                      :
              BY EACH                 : 9   SOLE DISPOSITIVE POWER
                                      :
             REPORTING                :     14,285 (ITEM 5)
                                      :
              PERSON                  : 10  SHARED DISPOSITIVE POWER
                                      :
               WITH                   :     NONE  (ITEM 5)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        494,285 (ITEM 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.77%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
--------------------------------------------------------------------------------

        CUSIP No. 551146103                                        13D
--------------------------------------------------------------------------------
                                                           I.R.S. IDENTIFICATION
  1     NAMES OF REPORTING PERSONS
        NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MJG-IV Limited Partnership
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
                                                                            (b)
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2 (d) OR 2 (e)
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
              SHARES                  :     140,000 (ITEM 5)
                                      :-----------------------------------------
          BENEFICIALLY                : 8   SHARED VOTING POWER
                                      :
              OWNED                   :     NONE
                                      :-----------------------------------------
             BY EACH                  : 9   SOLE DISPOSITIVE POWER
                                      :
            REPORTING                 :     620,000 (ITEM 5)
                                      :-----------------------------------------
              PERSON                  :10   SHARED DISPOSITIVE POWER
                                      :
               WITH                   :     NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        620,000 (ITEM 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.28%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
--------------------------------------------------------------------------------

CUSIP No. 551146103                                                          13D
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Gabelli Group Capital Partners, Inc.                I.D. NO.  13-3056041
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)
                                                                             (b)
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2 (d) OR 2 (e)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

--------------------------------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
              SHARES                  :     21,500    (Item 5)
                                      :-----------------------------------------
            BENEFICIALLY              : 8   SHARED VOTING POWER
                                      :
               OWNED                  :     NONE
                                      :-----------------------------------------
              BY EACH                 : 9   SOLE DISPOSITIVE POWER
                                      :
             REPORTING                :     21,500     (Item 5)
                                      :-----------------------------------------
              PERSON                  :10   SHARED DISPOSITIVE POWER
                                      :
               WITH                   :     NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,500            (ITEM 5)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.77%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC, CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     The class of equity securities to which this Amendment No. 6 to Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Avenue, Rye, New York 10580. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

     (a), (b) and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli"), MJG-IV Limited Partnership ("MJG-IV") and Gabelli Group Capital Partners, Inc. ("GGCP"). The foregoing persons signing this Amendment to
Schedule 13D are hereafter referred to as the "Reporting Persons".


     Mr. Gabelli is the Vice Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GBL"), a publicly traded financial services company.


     MJG-IV is a New York limited partnership, having its principal executive offices at One Corporate Center, Rye, New York 10580. Mr. Gabelli is the sole General Partner of MJG-IV, a family partnership in which Mr. Gabelli has approximately a 5% interest except that with respect to 480,000 shares purchased upon exercise of the option described in Item 5, such shares have been placed in a carve-out account of MJG-IV in which Mr. Gabelli has no interest. MJG-IV makes investments for its own account.


     GGCP is a New York corporation, having its principal executive offices at One Corporate Center, Rye, New York 10580. Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of GGCP. GGCP makes investments for its own account and is the parent company of GBL. Mr. Gabelli is the majority shareholder of GGCP.


     For information required by instruction C to Schedule 13D with respect to the executive officers and directors of GGCP (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

     (f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

        Item 5 to Schedule 13D is amended, in pertinent part, as follows:

     (a) The aggregate number of Securities beneficially owned by the Reporting Persons is 655,785 shares, representing 23.57% of the 2,782,151 shares outstanding on October 31, 2003, as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003. The Reporting Persons beneficially own those Securities as follows:

                                                  Shares of        % of Class of
Name                                            Common Stock           Common
----                                            ------------           ------

Mr. Gabelli .............................         655,785              23.57%

MJG-IV ..................................         620,000              22.28%

GGCP ....................................          21,500               0.77%


     The 655,785 Securities reported as beneficially owned by Mr. Gabelli in the table above include the Securities owned beneficially by MJG-IV and GGCP, which Mr. Gabelli may also be deemed to beneficially own. Mr. Gabelli disclaims beneficial ownership of the Securities owned by MJG-IV or GGCP except for his interest therein.

     (b) (1) Mr. Gabelli has the sole power to vote or direct the vote of 494,285 Securities reported as beneficially owned by him and the sole power to dispose or to direct the disposition of 14,285 Securities reported as beneficially owned by him.

     (2) MJG IV has the sole power to role or direct the vote of 140,000 Securities reported as beneficially owned by it and the sole power to dispose or to direct the disposition of 620,000 Securities reported as beneficially owned by it.

     (3) GGCP has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported as beneficially owned by it.

     (c) On January 17, 2004, Mr. Gabelli consented to the assignment by M4E, L.L.C. to MJG-IV of an option to purchase 480,000 of the Securities from Mr. Gabelli at an exercise price of $15.64 per share (upon exercise of the option, the option holder will receive a credit of 80% of the amount paid for the option, i.e. a $.40 per share credit). Also on January 17, 2004, MJG-IV exercised the option thereby acquiring 480,000 Securities.

     (d) With respect to 100 of the shares reported as beneficially owned by Mr. Gabelli, a custodial account for the benefit of Mr. Gabelli's niece has the rights to receive dividends or the proceeds from the sale of such securities.

     (e) Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  with
         ------------------------------------------------------------------
         Respect to Securities of the Issuer.
         ------------------------------------

     Pursuant to a Voting Agreement dated January 17, 2004, between Mr. Gabelli and MJG-IV, Mr. Gabelli has the right to vote 480,000 of the Securities reported as beneficially owned by MJG-IV for a period of three years or, if earlier, until Mr. Gabelli's decease. A copy of the Voting Agreement is attached hereto as Exhibit B.


Item 7. Material to be Filed as an Exhibit
        ----------------------------------

        The following Exhibits are attached hereto.

Exhibit A: Joint Filing Agreement

Exhibit B: Voting Agreement

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004

                             MARIO J. GABELLI


                             By:/s/ John Fikre
                             -----------------
                             John Fikre
                             Attorney-in-Fact



                             MJG-IV LIMITED PARTNERSHIP


                             By:/s/ James E. McKee
                             ---------------------
                             James E. McKee
                             Attorney-in-Fact


                            GABELLI GROUP CAPITAL PARTNERS, INC.


                             By:/s/ James E. McKee
                             ---------------------
                             James E. McKee
                             Secretary

                                   Schedule I

                      Information with Respect to Executive
                    Officers and Directors of the Undersigned
                    -----------------------------------------

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Asset Management Inc., the business address of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.



Gabelli Group Capital Partners, Inc.
------------------------------------
Directors:

Mario J. Gabelli            Chief Executive Officer and Chief Investment Officer
                            of Gabelli Group Capital Partners, Inc., Gabelli
                            Asset Management Inc., and GAMCO Investors, Inc.;
                            Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief
                            Executive Officer of Lynch Interactive Corporation;
                            Vice Chairman of Lynch Corporation.
                            Lynch Interactive Corporation
                            One Corporate Center
                            Rye, New York 10580

Charles C. Baum             Chairman, Director of The Morgan Group, Inc.;
                            Secretary & Treasurer
                            United Holdings Co., Inc.
                            2545 Wilkens Avenue
                            Baltimore, MD   21223

Arnold M. Reichman          Business Consultant

Marc J. Gabelli             Managing Director

Matthew R. Gabelli         Vice President - Trading
                           Gabelli & Company, Inc.
                           One Corporate Center
                           Rye, New York 10580

  Officers:

Mario J. Gabelli           Chairman, Chief Executive Officer and Chief
                           Investment Officer

Marc Gabelli               President

James E. McKee             Vice President, General Counsel and Secretary

Henry Kiernan              Vice President, Chief Financial Officer